Stitch Fix, Inc.

1 Montgomery Street, Suite 1500

San Francisco, California 94104

November 14, 2017

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director, Office of Consumer Products
Lisa Kohl, Legal Branch Chief
Katherine Bagley, Staff Attorney
Jim Allegretto, Senior Assistant Chief Accountant
Adam Phippen, Staff Accountant

RE:	Stitch Fix, Inc.
Registration Statement on Form S-1
File No. 333-221014

Ladies and Gentlemen:

Stitch Fix, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on Thursday, November 16, 2017, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of David Peinsipp and Siana Lowrey of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with David Peinsipp of Cooley LLP, counsel to the Registrant, at (415) 693-2177, or in his absence, Siana Lowrey at (415) 693-2150.

[Signature Page Follows]

Very truly yours,

STITCH FIX, INC.

By:	/s/ Scott Darling
Name:	Scott Darling
Title:	Chief Legal Officer and Secretary

cc:	Katrina Lake, Stitch Fix, Inc.
Paul Yee, Stitch Fix, Inc.
Jodie Bourdet, Cooley LLP
David Peinsipp, Cooley LLP
Siana Lowrey, Cooley LLP
Katharine Martin, Wilson Sonsini Goodrich & Rosati, P.C.
Rezwan Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Catherine Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

[Company Signature Page to Acceleration Request]